Volvo Truck Deliveries for February 2003

GOTEBORG, Sweden, March 19, 2003 (PRIMEZONE) -- Volvo (Nasdaq:VOLVY) (Other OTC:VOLVF) (Other OTC:VOLAFK) today announced deliveries from Volvo's truck operations, which include Volvo Trucks, Mack Trucks, Inc. and Renault Trucks, increased by 10% for the month of February, compared with the same month last year. On a year-to-date basis, deliveries amounted to 22,785 trucks, an increase of 11% compared with the corresponding period in the preceding year. In Europe, deliveries increased by 13% while North America posted a 6% increase compared with the first two months in 2002.

"Deliveries in Europe continued to be on a good level while North America deliveries are still slow. Due to the current geopolitical uncertainty, there is a tendency among our customers to delay investment decisions," says Volvo's CEO Leif Johansson. On a 12-month rolling basis, total order bookings for the truck brands was at the same level as last year, with Europe down 6% and North America up 9%.

Deliveries by market area:

 Delivered Units           Year-to-Date   Change
 Volvo Group                 2003   2002
 Europe                    14,984 13,298     13%
     Western Europe        13,735 12,442     10%
     Eastern Europe         1,249    856     46%
 North America              4,204  3,984      6%
 South America                710    602     18%
 Asia                       1,795  1,203     49%
 Other markets              1,092  1,444    -24%
 Total Volvo Group         22,785 20,531     11%

Mack Trucks, Inc.

Due to the current level of market demand in the vocational segment, our Macungie assembly facility has scheduled two stop weeks during March.

 Deliveries by market area:
 Delivered Units               Year-to-Date    Change
 Mack Trucks Inc.                2003   2002
 North America                  2,359  2,376      -1%
 South America                     83     98     -15%
 Asia                                       1    n.a.
 Other markets                    124    150     -17%
 Total Mack Trucks Inc.         2,566  2,625      -2%

Renault Trucks

Renault Trucks' sales in Western Europe were down slightly while sales in Eastern Europe rose significantly. The light ranges, Renault Master and Renault Mascott, increased by 11%, while the medium and heavy ranges fell by 5% during the first two months this year.

Deliveries by market area:

 Delivered Units          Year-to-Date       Change
 Renault Trucks            2003       2002
 Europe                   9,084      9,003         1%
     Western Europe       8,431      8,564        -2%
     Eastern Europe         653        439        49%
 North America               38                   n.a.
 South America                5                   n.a.
 Asia                       239         42       n.a.
 Other markets              442        809       n.a.
 Total Renault            9,808      9,854         0%
 Trucks

Volvo Trucks

Volvo Trucks increased deliveries in all markets during February. However, when compared to the same period for 2002, when the European industrial system was changed over to produce the new Volvo FH and Volvo FM models, deliveries were low. In North America, the new Volvo VN, which was launched in August last year, has been well received in the market, a factor which is now also possitively impacting the delivery statistics.

Deliveries by market area:

 Delivered Units          Year-to-Date        Change
 Volvo Trucks               2003      2002
 Europe                    5,900     4,295        37%
     Western Europe        5,304     3,878        37%
     Eastern Europe          596       417        43%
 North America             1,807     1,608        12%
 South America               622       504        23%
 Asia                      1,556     1,160        34%
 Other markets               526       485         8%
 Total Volvo Trucks       10,411     8,052        29%

For further information, please contact:
Investor Relations:
Fredrik Brunell +46 31 66 11 91
Christer Johansson +46 31 66 13 34

Media Relations:
Bernard Lancelot, Renault Trucks
+33 4 72 96 27 59

Bob Martin, Mack Trucks, Inc.
+1 (610) 709-2670
Claes Claeson, Volvo Truck Corporation
+46 31 66 39 08, +46 708-36 39 08

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